                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                          Santa Fe Pacific Corporation
                   -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                   802183103
                   -----------------------------------------
                                 (CUSIP Number)

                              Robert M. Hart, Esq.
              Senior Vice President, General Counsel and Secretary
                             Alleghany Corporation
                               Park Avenue Plaza
                           New York, New York  10055
                                 (212) 752-1356
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   Copies to:
                             Aileen C. Meehan, Esq.
                        Donovan Leisure Newton & Irvine
                              30 Rockefeller Plaza
                           New York, New York  10112
                                 (212) 632-3338

                                January 24, 1995
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on
              Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

              Check the following box if a fee is being paid with this statement [ ].




                               Page 1 of 16 pages
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
              CUSIP No. 802183103
                        ---------
              ----------------------------------------------------------------
              1.   Name of Reporting Person
                   S.S. or I.R.S. Identification No. of Above Person

                   Alleghany Corporation
                   51-0283071
              ----------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]
                   (b) [ ]
              ----------------------------------------------------------------
              3.   SEC Use Only

              ----------------------------------------------------------------
              4.   Source of Funds (See Instructions)

                   WC, BK
              ----------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   --------
              ----------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   Delaware
              ----------------------------------------------------------------
              Number of         7.   Sole Voting Power
              Shares                 7,278,962
                                     ---------------------------
              Beneficially      8.   Shared Voting Power
              Owned by               6,215,038
                                     ---------------------------
              Each Reporting    9.   Sole Dispositive Power
              Person With            7,278,962
                                     ---------------------------
                                10.  Shared Dispositive Power
                                     6,215,038
                                     ---------------------------
              ----------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                   13,494,000
              ----------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                             ---------
              ----------------------------------------------------------------


                               Page 2 of 16 pages
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              13.  Percent of Class Represented by Amount in Row (11)

                   7.2%
              ----------------------------------------------------------------
              14.  Type of Reporting Person (See Instructions)

                   CO
              ----------------------------------------------------------------












































                               Page 3 of 16 pages
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

                        This statement is filed by Alleghany Corporation

              ("Alleghany"), a Delaware corporation having its principal executive offices at Park Avenue Plaza, New York, New York

              10055, and relates to shares of the Common Stock, par value

              $1.00 per share (the "Common Stock"), of Santa Fe Pacific

              Corporation, a Delaware corporation ("Santa Fe Pacific").

              The address of Santa Fe Pacific's principal executive offices is 1700 East Golf Road, Schaumburg, Illinois, 60173-5860.

              This Amendment No. 3 amends the Schedule 13D Statement filed by Alleghany on September 22, 1994, as amended by Amendment

              Nos. 1 and 2, filed on October 14, 1994, and

              November 14, 1994, respectively, by furnishing the

              information set forth below.


              Item 2.   Identity and Background.
              ------    -----------------------

                        The information previously furnished in response to

              Item 2 is hereby supplemented as follows:

                        On October 31, 1994, Alleghany completed the sale

              of Sacramento Savings Bank, its retail banking subsidiary, to

              First Interstate Bank of California.  On December 9, 1994,

              Underwriters Reinsurance Company ("Underwriters") acquired

              Underwriters Insurance Company ("UIC") (formerly known as

              Pinnacle Property and Casualty Insurance Corporation).  UIC,

              a wholly owned subsidiary of Underwriters, operates as a

              primary insurer.



                               Page 4 of 16 pages
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                        Theodore E. Somerville, formerly Vice President of

              Alleghany, retired as of December 31, 1994, and John E.

              Conway, formerly Vice President, Secretary and Treasurer of

              Alleghany, has retired effective at the end of January 1995.

              Effective January 1, 1995, Robert M. Hart, Senior Vice

              President and General Counsel of Alleghany, was appointed to the additional office of Secretary, and Peter R. Sismondo,

              Vice President, Controller and Assistant Secretary of

              Alleghany was appointed to the additional office of

              Treasurer.


              Item 4.   Purpose of the Transaction.
              ------    --------------------------

                        The information previously furnished in response to

              Item 4 is hereby supplemented as follows:

                        On December 16, 1994, Alleghany contributed

              6,015,038 shares of the Common Stock of Santa Fe Pacific to its Underwriters Reinsurance subsidiaries, of which 1,022,556 shares are held by Underwriters and 4,992,482 shares are held by UIC.

                        On December 23, 1994, pursuant to the terms of the

              Agreement and Plan of Merger dated as of June 29, 1994 (as amended, the "Merger Agreement") between Santa Fe Pacific and

              Burlington Northern Inc. ("Burlington Northern"), Santa Fe

              Pacific and Burlington Northern commenced an offer to

              purchase up to 63,000,000 shares of Santa Fe Pacific Common

              Stock (the "Offer").  Alleghany presently intends to tender or cause the tender pursuant to the Offer of all of the


                               Page 5 of 16 pages
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              shares of Santa Fe Pacific Common Stock which it beneficially owns, and to reinvest the proceeds of sales of Santa Fe

              Pacific Common Stock pursuant to the Offer in purchases of

              Santa Fe Pacific Common Stock.  The Board of Directors of

              Alleghany has authorized purchases of additional shares of

              Common Stock of Santa Fe Pacific up to an aggregate

              beneficial ownership by Alleghany of 9.9% of the Common Stock of Santa Fe Pacific.  Moreover, in view of the action taken by the Board of Directors of Santa Fe Pacific on

              January 24, 1995 to increase the percentage ownership of

              Common Stock of Santa Fe Pacific which triggers rights under the Santa Fe Pacific rights plan from 10% to 15%, management of Alleghany intends to request the Board of Directors of

              Alleghany to authorize additional purchases up to an

              aggregate beneficial ownership by Alleghany of 14.9% of the

              Common Stock of Santa Fe Pacific.  Alleghany's intention to purchase additional shares of Santa Fe Pacific Common Stock,

              including from reinvestment of proceeds of sales pursuant to the Offer, as described above is dependent upon market

              conditions, the state of affairs of Santa Fe Pacific and of the businesses in which it is engaged and other factors, and is subject to applicable laws and to the availability of

              shares at prices deemed favorable by Alleghany.  Alleghany will continue to consider its equity interest in Santa Fe

              Pacific and reserves the right to formulate such plans or

              proposals, and to take such action, as may seem appropriate in the circumstances existing at any future date.


                               Page 6 of 16 pages
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                        See Item 6 below for a description of the agreement

              among Alleghany, Santa Fe Pacific and Burlington Northern

              whereby Alleghany has agreed to vote or cause to be voted in favor of the Merger Agreement the shares of Santa Fe Pacific

              Common Stock beneficially owned by Alleghany at the meeting of stockholders of Santa Fe Pacific scheduled to be held on

              February 7, 1995, provided that, on such date, the Board of

              Directors of Santa Fe Pacific continues to recommend that the stockholders of Santa Fe Pacific vote to approve the Merger

              Agreement.


              Item 5.   Interest in Securities of the Issuer.
              ------    ------------------------------------

                        The information previously furnished in response to

              Items 5(a) and 5(b) is hereby updated and superseded as

              follows:

                        (a)  As of the close of business on

              January 23, 1995, Alleghany beneficially owned 13,494,000

              shares of the Common Stock of Santa Fe Pacific, or

              approximately 7.2% of the 188,301,537 outstanding shares of

              Common Stock of Santa Fe Pacific, as reported in Burlington

              Northern and Santa Fe Pacific's Joint Proxy Statement for

              Special Meetings of Stockholders to be held February 7, 1995 as being outstanding at December 31, 1994.

                        (b)  Alleghany has the sole power to vote, or to

              direct the vote of, and sole power to dispose of or direct the disposition of, 7,278,962 shares of the Common Stock of

              Santa Fe Pacific disclosed in Item 5(a) above.


                               Page 7 of 16 pages
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                        Alleghany has shared voting and investment power

              with respect to the following shares of the Common Stock of

              Santa Fe Pacific owned by subsidiaries of Alleghany:

                                                   Number of Shares of
                    Subsidiary and                   Common Stock of
              Address of Principal Office            Santa Fe Pacific
              ---------------------------            ----------------

              Chicago Title Insurance Company           124,000
                171 North Clark Street
                Chicago, Illinois 60601

              Ticor Title Insurance Company              46,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770

              Ticor Title Guarantee Company               9,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770

              Security Union Title Insurance
                Company                                  21,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770

              Underwriters Reinsurance Company        1,022,556
                22801 Ventura Boulevard
                Woodland Hills, California 91365

              Underwriters Insurance Company          4,992,482
                22801 Ventura Boulevard
                Woodland Hills, California 91365


              Information concerning the principal business of each of

              Chicago Title, Ticor Title, Ticor Title Guarantee, Security

              Union, Underwriters and UIC is set forth in Item 2 hereof,

              and specifically incorporated in this Item 5.



                        The information previously furnished in response to

              Item 5(c) is supplemented as follows:



                               Page 8 of 16 pages
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                        (c)  Transactions effected in the Common Stock of

              Santa Fe Pacific since November 11, 1994, the last date for which such transactions were reflected on Amendment No. 2 to

              Alleghany's Schedule 13D Statement, were as follows:

                                      Number of
                                       Shares                 Price
                Trade Date            Purchased             Per Share
                ----------            ---------          ------------------

                 11/14/94                7,500               16.2500
                 11/16/94               26,800               16.3750
                 11/17/94              200,000               16.3750
                 11/17/94               27,200               16.2500
                 11/18/94              118,500               16.3750
                 11/18/94               12,000               16.3750(1)
                 11/21/94              169,500               16.3750
                 11/21/94              150,000               16.2500
                 11/21/94                1,000               16.1250
                 11/22/94              100,000               16.1250
                 11/22/94               49,000               16.2500
                 11/23/94              100,000               16.2500
                 11/25/94              146,200               16.2500
                 11/25/94               22,000               16.2500(2)
                 11/28/94              131,800               16.2500

                 ---------------


                 (1)  Trade effected on the Chicago Stock Exchange.
                 (2)  Trade effected on the Pacific Stock Exchange.


                        Except as otherwise noted, all of such shares were

              purchased in ordinary brokerage transactions effected on the

              New York Stock Exchange.

                        On December 16, 1994, Alleghany contributed

              6,015,038 shares of the Common Stock of Santa Fe Pacific to its Underwriters Reinsurance subsidiaries, of which 1,022,556 shares are held by Underwriters and 4,992,482 shares are held by UIC.


                                Page 9 of 16 pages
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              Item 6.   Contracts, Arrangements, Understandings or
              ------    ------------------------------------------
              Relationships with Respect to Securities of the Issuer.
              ------------------------------------------------------

                        On January 24, 1995, Alleghany entered into a

              letter agreement (the "Letter Agreement") with Santa Fe

              Pacific and with Burlington Northern, a copy of which is

              annexed hereto as Exhibit 2.  Pursuant to the Letter

              Agreement, Alleghany has agreed, on its own behalf and solely in its capacity as a stockholder of Santa Fe Pacific, that in consideration of Santa Fe Pacific and Burlington Northern

              entering into Amendment No. 3 dated as of January 24, 1995 to the Merger Agreement, and in consideration of action taken by the Board of Directors of Santa Fe Pacific to increase the percentage ownership of Santa Fe Pacific Common Stock which triggers rights under the Santa Fe Pacific rights plan

              adopted in November 1994 from 10% to 15%, Alleghany will vote or cause to be voted in favor of the Merger Agreement the

              shares of Santa Fe Pacific Common Stock beneficially owned by

              Alleghany at any meeting of Santa Fe Pacific stockholders

              held to consider the Merger Agreement for which the record date is December 27, 1994, provided that, at the date of such meeting, the Board of Directors of Santa Fe Pacific continues to recommend that the stockholders of Santa Fe Pacific vote to approve the Merger Agreement.  Amendment No. 3 permits the purchase by Santa Fe Pacific of additional shares of Santa Fe

              Pacific Common Stock prior to consummation of the Merger (as defined in the Merger Agreement) under certain circumstances,


                              Page 10 of 16 pages
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              which purchases would result in an increase in the Exchange

              Ratio (as defined in the Merger Agreement) of up to 0.4347.


              Item 7.   Material to be filed as Exhibits.
              ------    --------------------------------

                        The information previously furnished in response to

              Item 7 is supplemented as follows:

                        2.  Letter agreement entered into on

              January 24, 1995 by Alleghany with Santa Fe Pacific and with

              Burlington Northern.



































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                                   SIGNATURE

                             After reasonable inquiry and to the best of my

              knowledge and belief, I certify that the information set

              forth in this Amendment No. 3 is true, complete and correct.

              Dated:  January 24, 1995


                                            ALLEGHANY CORPORATION


                                            By: /s/ Robert M. Hart
                                               --------------------------
                                               Robert M. Hart
                                                Senior Vice President,
                                                General Counsel and
                                                Secretary































                              Page 12 of 16 pages
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                                     INDEX TO EXHIBITS



              Exhibit Number          Description
              --------------          -----------

                   2. Letter agreement entered into on January 24, 1995 by Alleghany with Santa Fe Pacific and with Burlington Northern.







































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                                                                 Exhibit 2
                                                                 ---------



                          [ON ALLEGHANY CORPORATION LETTERHEAD]


                                            January 24, 1995


              Mr. Robert D. Krebs
              Chairman, President and
               Chief Executive Officer
              Santa Fe Pacific Corporation
              1700 East Golf Road
              Schaumburg, Illinois 60173

              Mr. Gerald Grinstein
              Chairman and Chief
               Executive Officer
              Burlington Northern Inc.
              3800 Continental Plaza
              777 Main Street
              Fort Worth, Texas 76102

              Gentlemen:

                        This letter agreement is to set forth the
              understanding among us as follows:

                        1.  In consideration of Santa Fe Pacific
              Corporation ("SFP") and Burlington Northern Inc. ("BNI") entering into Amendment No. 3 dated as of January 24, 1995 ("Amendment No. 3") to the Agreement and Plan of Merger dated as of June 29, 1994 between BNI and SFP (as so amended, the "Merger Agreement"), and in consideration of action taken by the Board of Directors of SFP to increase the percentage ownership of SFP common stock which triggers rights under the SFP rights plan adopted in November 1994 from 10% to 15%, Alleghany Corporation ("Alleghany") hereby agrees, on its own behalf and solely in its capacity as a stockholder of SFP, to vote or cause to be voted in favor of the Merger Agreement the Alleghany Owned Shares (as defined in paragraph 2 below) at any meeting of SFP stockholders held to consider the Merger Agreement for which the record date is December 27, 1994, provided that, at the date of such meeting, the Board of Directors of SFP continues to recommend that the stockholders of SFP vote for approval of the Merger Agreement. Amendment No. 3 permits the purchase by SFP of additional shares of SFP common stock prior to consummation of the Merger (as defined in the Merger Agreement) under certain circumstances which purchases would result in an


                              Page 14 of 16 pages
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              increase in the Exchange Ratio (as defined in the Merger
              Agreement) of up to 0.4347.

                        2. Alleghany represents and warrants that (a) as of December 27, 1994, Alleghany beneficially owned 13,494,000 shares of SFP common stock (the "Alleghany Owned Shares"), of which 7,278,962 shares were owned by Alleghany directly and 6,215,038 shares were owned by subsidiaries of Alleghany, and
              (b) as of the date of any meeting of SFP stockholders to vote on the Merger Agreement for which the record date is December 27, 1994, Alleghany will have the right to vote (or cause to be voted) all Alleghany Owned Shares.

                        3. Neither the execution and delivery of this letter agreement by Alleghany nor the performance by Alleghany of its obligations hereunder will violate or result in any breach or violation of or be in conflict with or constitute a default under any agreement or other instrument to which Alleghany is a party (including Alleghany's certificate of incorporation and by-laws). If any provision of this letter agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining provisions of this letter agreement. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

                        4. This letter agreement sets forth the entire understanding and agreement among the parties hereto and may be amended only by a written agreement executed by all of the parties hereto. This letter agreement has been duly authorized by all necessary corporate action of the part of BNI, SFP or Alleghany, as the case may be. This letter agreement shall terminate upon the earlier to occur of (i) a final SFP vote on the Merger Agreement and (ii) any withdrawal by the SFP Board of Directors of its recommendation that the stockholders of SFP vote for approval of the Merger Agreement.













                              Page 15 of 16 pages
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                        If the foregoing accurately sets forth our
              agreement please so indicate by signing below.

                                            Very truly yours,

                                            ALLEGHANY CORPORATION



                                            By: /s/ John J. Burns, Jr.
                                               ------------------------
                                              John J. Burns, Jr.
                                              President and Chief
                                              Executive Officer


              Accepted and Agreed as of the
              24th day of January, 1995

              SANTA FE PACIFIC CORPORATION



              By: /s/ Robert D. Krebs
                 ---------------------------
                 Robert D. Krebs
                 Chairman, President and
                   Chief Executive Officer


              BURLINGTON NORTHERN INC.



              By: /s/ Gerald Grinstein
                 ---------------------------
                 Gerald Grinstein
                 Chairman and Chief Executive
                   Officer






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